BioHarvest Sciences Reports First Quarter 2026 Financial Results

and Provides Business Update

•Quarterly revenue up 8% year over year; Annual revenue guidance range remains at $42-$48 million

•CDMO fragrance and Saffron projects reach successful milestones; First quarter CDMO revenue grew 135% YoY

•VINIA brand customer base grows to 90,000 active users as of the end of April

•Two-lens framework enacted in Q1 to optimize performance across CDMO and D2C businesses

Vancouver, British Columbia and Rehovot, Israel – May 14, 2026 -- BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (Nasdaq: BHST) (FSE: 8MV0), a leader in Botanical Synthesis™ technology and sustainable plant-based molecule development, today announced its first quarter 2026 financial results. The Company will hold a conference call this morning at 8:00 am Eastern Daylight Time (EDT) to discuss the results and provide an update on business operations.

Dr. Zaki Rakib, Chief Executive Officer of BioHarvest stated, “I am highly confident in the prospects of BioHarvest. We made significant progress across both sides of our business during the quarter. On the CDMO side, we successfully advanced two major Botanical Synthesis programs into Stage 2 development with combined agreements valued at over $2 million. The programs include cell bank creations for our rare fragrance and Saffron compounds. These milestones further validate the versatility and commercial potential of our Botanical Synthesis platform while expanding our future royalty and manufacturing revenue opportunities through our CDMO model.”

Dr. Rakib continued, “We believe BioHarvest is now approaching an important inflection point, where growth will increasingly be driven not only by VINIA manufacturing and sales, but also by the development and future production of multiple high-value plant-based compounds. This is the foundation of our “two-lens” strategy. Following last year’s investments to scale our R&D infrastructure to support parallel project execution, our focus this year is on expanding the manufacturing infrastructure required to support multiple compounds at commercial scale. This focus will result in the new manufacturing site expected to be operational in the second half of 2027. Meanwhile, on the D2C side of the business, we are already seeing significant impact from our newly introduced blood flow hydration product. In Q1, we also started implementing important marketing adjustments designed to support sustainable growth with continued emphasis on improving the ratio of lifetime customer value to customer acquisition costs.”

First Quarter 2026 Financial Results Highlights

All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the first quarter of 2026 were $8.5 million, an increase of 8% year-over-year, with gross margins of 59% of revenue compared to 58% for the same period last year.

•Operating loss, total, for the first quarter of 2026 was $1.8 million compared to $1.7 million for the same period of 2025.  Of this amount, operating loss for the CDMO services business for the first quarter of 2026 was $1.3 million, in line with the same period of 2025, and operating loss for the D2C products business for the first quarter of 2026 was $551,000 compared to $449,000 for the same period of 2025.

•Total Adjusted EBITDA loss for the first quarter of 2026 was $1.2 million, in line with the same period of 2025.  Adjusted EBITDA loss for the CDMO business for the first quarter of 2026 was $904,000 compared to $953,000 for the same period of 2025. Adjusted EBITDA loss for the D2C Products business for the first quarter of 2026 was $286,000 compared to $235,000 for the first quarter of 2025.

•Net loss for the first quarter of 2026 was $2.6 million compared to $2.3 million in the same period last year.

First Quarter and Recent Operational Highlights

CDMO /Botanical Synthesis Business Highlights

•In March, BioHarvest completed Stage 1 of a multi-stage development program for a rare scent-producing plant used in the global fragrance industry. The program represents what BioHarvest believes to be the first-ever successful creation of a stable cell culture for this rare and endangered fragrance plant. This scent from this plant is widely regarded as one of the most valuable fragrance raw materials in the world, with premium grades commanding prices exceeding tens of thousands of U.S. dollars per kilogram and demand growing across the Middle East, Asia, and luxury Western perfume markets.

This month, BioHarvest announced that its CDMO division signed a $1.2 million Stage 2 contract as part of a multi-stage development program for this rare scent-producing plant. This contract follows completion of Stage 1 in March, where a stable cell bank of a unique cell culture-based composition containing rare molecules was produced. At the end of Stage 2, which will take approximately six to nine months, BioHarvest will have produced enough fragrance raw material for the purpose of conducting commercial trials. Under the terms of the Stage 2 agreement with this customer, BioHarvest retains 20% ownership of the compositions successfully developed and would also earn a second source of revenue as the manufacturing entity, creating a long-term, royalty-driven economic model as the cell bank under development advances toward commercialization.

•Additionally, this month, our CDMO division successfully completed Stage 1 of a multi-stage development program with Saffron Tech to research, develop and commercialize bioactive compounds in saffron, one of the world’s most valuable and health-promoting botanicals. SaffronTech is using BioHarvest’s patented Botanical Synthesis platform to produce these compounds consistently, economically, and sustainably – and thus eliminate the need for large-scale cultivation, seasonal constraints, and geopolitical dependencies.

The completion of Stage 1 has triggered the advancement to Stage 2 under this development agreement.  The Stage 2 agreement is valued at over $1 million and will focus on generating enough biomass to support future pre-commercial testing and product development for nutraceutical and culinary applications.

•As of the first quarter, BioHarvest’s VINIA manufacturing center of excellence is now incorporated into the CDMO organization to align its manufacturing capabilities under a single platform serving both the D2C products business and the Company’s external CDMO partners.

Direct-to-Consumer (D2C) Products Business Highlights

VINIA-Branded Wellness Products

•VINIA is now the number one resveratrol polyphenol brand in the USA and contributed to 95% of total sales as of the end of Q1, 2026.

•The VINIA Blood Flow Hydration product has achieved $920,000 in cumulative revenue realized since its launch in end November 2025.

•The VINIA Blood Flow Hydration product is now the number two contributor to incremental new customer sales with 20% of new customer revenue year-to-date on VINIA.com and Amazon, ahead of all other categories except VINIA capsules.

•As announced last quarter, BioHarvest is now pivoting the majority of its marketing budget to digital marketing efforts – a transition from primarily relying on television advertising that targeted a higher aged demographic to a stronger focus on recruiting a younger consumer base with greater disposable income with its broader VINIA portfolio of products.

Dr. Rakib added, “In the first quarter, we continued to see an increased number of users for our newly introduced Blood Flow Hydration product. We believe this product will be a major contributor to our growth in 2026 and moving forward. In the first quarter we started implementing steps aimed at improving the profitability of the D2C business. We started shifting our marketing mix from TV to digital, and to a younger demographic.  We are also unlocking the significant capabilities we built with our network of Health Pros who are helping us rapidly scale our Blood Flow Hydration product and provide a lower cost of customer acquisition for us.”

First quarter 2026 Financial Results Summary

All figures stated in this news release are in U.S. dollars unless stated otherwise.

Revenues for the first quarter of 2026 increased 8% year-over-year to $8.5 million from $7.9 million.

Cost of revenue was $3.5 million compared to $3.3 million for the same period last year.

Gross profit in the first quarter of 2026 was $5 million, or 59% of total revenue, compared to $4.6 million, or 58% of total revenue, for the same period last year.

Sales and marketing expenses totaled $4.1 million for the first quarter of 2026, compared to $3.7 million for the same period last year, to support the sales growth of the D2C business.

General and administrative expenses totaled $1.4 million for the first quarter of 2026, aligned with the same period last year, but on a percentage of revenue basis, reduced to 16% of revenues, as compared to 18% in the same period last year.

Total operating expenses for the first quarter were $6.9 million, compared to $6.3 million for the same quarter last year. The increase in operating expenses was primarily due to increased marketing spend and higher expenses from the CDMO services division.

Net loss for the first quarter of 2026 totaled $2.6 million, or $0.11 per basic and diluted share, as compared to a net loss of $2.3 million, or $0.13 per basic and diluted share, for the same period last year.

Adjusted EBITDA loss (a non-IFRS measure) totaled $1.2 million, aligned with previous period last year. Under the two-lens approach, the first  quarter adjusted EBITDA losses of the CDMO Services and Products divisions are $904,000 and $286,000 respectively, as compared to $953,000 and $235,000 for the same period last year.

Cash and cash equivalents, together with bank deposits as of March 31, 2026, totaled $20.2 million, compared to $3.4 million as of March 31, 2026.

First Quarter 2026 Earnings Call Information

Date:	Thursday, May 14, 2026
Time:	8:00 a.m. Eastern Time
Webcast:	https://events.q4inc.com/attendee/387184352

The earnings conference call webcast will be broadcast live, and attendees are encouraged to register via the webcast link at least 10 minutes prior to the call to ensure participation.

A recording of the webcast will be available for replay on the Company’s website within the Investor Relations/Events & Presentations section.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure – Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents operating profit (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan and or warrants, issuance of warrants as well as exchange rate impacts. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS OPERATING LOSS TO ADJUSTED EBITDA RECONCILIATION

Unaudited In USD thousands For the three months period ended March 31,
	2026				2025
	CDMO Services	Products	Elimination of inter-segment transactions	Total	CDMO Services	Products	Elimination of inter-segment transactions	Total
Operating (Loss)	(1,283)	(551)	-	(1,834)	(1,270)	(449)	-	(1,719)
Depreciation and Amortization	304	124	-	428	279	120	-	399
Share Based Payment	75	141	-	216	38	94	-	132
Adjusted EBITDA (Non-IFRS)	(904)	(286)	-	(1,190)	(953)	(235)	-	(1,188)(*)

(*) The Adjusted EBITDA figures for the three months ended March 31, 2025, as previously reported, included finance expenses of $220 thousand. These have been excluded from the restated comparative figures presented herein in order to align with the current period’s methodology and to ensure comparability between periods. Management believes this presentation more accurately reflects the Company’s underlying operational performance

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. For the Products Business Unit, launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories, or that increased marketing spend will successfully expand demographic appeal or market share.  Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Financial Position

USD dollars in thousands

	Note	As of March 31,	As of December 31,
		2026	2025
Assets
Current assets
Cash and cash equivalents		$ 19,167	$ 23,025
Bank deposits		1,001	-
Trade accounts receivable		2,120	1,981
Other accounts receivable		1,061	935
Inventory		4,971	4,559
Total current assets		28,320	30,500

Non-current assets
Restricted cash		436	433
Property, plant and equipment, net		8,550	8,326
Right-of-use assets, net		8,252	8,406
Total non-current assets		17,238	17,165
Total assets		$ 45,558	$ 47,665

Liabilities
Current liabilities
Trade accounts payable		$ 2,682	$ 2,627
Other accounts payable		2,631	2,173
Deferred revenue		474	492
Lease liabilities		1,271	1,405
Loans	3	1,732	149
Liability for Agricultural Research Organization	6	457	452
Accrued liabilities		331	386
Total current liabilities		9,578	7,684

Non-current liabilities
Lease liabilities		10,251	10,130
Loans	3	786	2,420
Liability for Agricultural Research Organization	6	1,920	1,983
Total non-current liabilities		12,957	14,533

Shareholders’ equity
Share capital and contributed surplus	4	133,217	133,001
Accumulated deficit		(110,194)	(107,553)
Total Shareholders’ equity		23,023	25,448

Total liabilities and shareholders’ equity		$ 45,558	$ 47,665

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss

USD in thousands, except per share data

	Three Months Ended March 31,
	2026	2025
Revenues	$ 8,507	$ 7,860
Cost of revenues	(3,470)	(3,265)
Gross profit	5,037	4,595

Operating expenses
Research and development	(1,394)	(1,245)
Sales and marketing	(4,126)	(3,681)
General and administrative	(1,351)	(1,388)
Total operating expenses	(6,871)	(6,314)

Operating loss	(1,834)	(1,719)
Finance income	114	-
Finance expenses	(875)	(581)
Net loss before tax	(2,595)	(2,300)
Taxes on income	(46)	(38)
Net loss and comprehensive loss	(2,641)	$ (2,338)

Basic and diluted loss per share	(0.11)	(0.13)
Weighted average number of shares outstanding	22,667,365	17,327,716

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

USD in thousands

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$ (2,641)	$ (2,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	428	399
Interest over Liability for Agricultural Research Organization	57	70
Finance expense (income), net	552	299
Share based compensation	216	132
Adjustments for changes in working capital:
Change in Trade accounts receivable	(139)	(360)
Change in Other accounts receivable	(135)	(59)
Change in Inventory	(412)	(357)
Changes in Trade accounts payable, Other accounts payable and Accrued liabilities	712	563
Changes in deferred revenue	(17)	224
Net cash used in operating activities	(1,379)	(1,427)

Cash flow from investing activities:
Purchase of property and equipment	(593)	(684)
Deposit of restricted cash for bank guarantee, net of drawing	-	4
Deposits placed in short-term bank deposits	(1,000)	-
Net cash used in investing activities	(1,593)	(680)

Cash flow from financing activities
Repayments of lease liabilities	(507)	(221)
Repayments of loans (principal and interest)	(198)	-
Repayment of royalties’ liability to the Agricultural Research Organization	(105)	-
Proceeds from loans	-	3,343
Payments of finder fees	(30)	-
Net cash (used in) provided by financing activities	(840)	3,122

Exchange rate differences on cash and cash equivalents	(46)	(4)
Increase (decrease) in cash and cash equivalents	(3,812)	1,015
Cash and cash equivalents at the beginning of the period	23,025	2,390
Cash and cash equivalents at the end of the period	$ 19,167	$ 3,401

Supplemental disclosure of significant non-cash transactions:
Recognition of right-of-use assets and lease liabilities	127	-

Supplemental disclosure of cash flow information:
Taxes paid	-	-